Mail Stop 3561

December 29, 2008

Mr. Randy Milby
President, Secretary, and Director
Hillstream Pharma, Inc.
270 Presidential Dr.
Wilmington, DE 19807

> **Re:** **Hillstream Pharma, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 6, 2008**
> **File No. 000-51835**

Dear Mr. Milby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.   Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.

Item 8A. Controls and Procedures, page 13

2.   It does not appear that your management has provided its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please revise to disclose whether your disclosure controls and procedures were effective or ineffective.

3.   Tell us how the exclusion of the required disclosures noted in the preceding comment impacted your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007. If you conclude that your disclosure controls and procedures are effective, your response should include a detailed discussion of the factors considered in reaching your conclusion. If you conclude that disclosure controls and procedures were ineffective as of December 31, 2007, please disclose the remediation plans that have been or will be enacted.

Section 302 Certifications

4.   We note that your Section 302 certification did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   * the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
   * you replaced the word "report" with "annual report" in various instances, and omitted "the registrant's fourth quarter in the case of an annual report" in paragraph 4(d).
   Please revise your certification to address the issues above.

5.   Please provide a separate Section 302 certification signed by your principal financial officer.

Other Exchange Act Filings

6.   Please revise your other Exchange Act filings to comply with our comments above.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services